Exhibit 99.1

ElectraMeccanica Announces New Cost-Effective Aluminum Chassis for Flagship, Single-Occupant SOLO EV

VANCOUVER, British Columbia, April 07, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, has announced the engineering and development of a new, cost-effective aluminum chassis for the Company’s flagship, single-occupant SOLO electric vehicle (EV).

The new, high strength, drop-in aluminum chassis will replace the current composite chassis in the SOLO EV, making it much better suited for mass production by reducing the overall weight and per-unit assembly cost of the vehicle. ElectraMeccanica has engaged a Tier-One engineering partner with a global presence, which will provide on-the-ground support in both Canada and China.

“This project represents our continued focus on evolving the safety, comfort and design of our flagship single-occupant SOLO EV, while incorporating important cost saving advantages to improve margins in mass-production,” said Paul Rivera, Chief Executive Officer of ElectraMeccanica. “The partner we’ve selected for this project brings significant expertise in lightweight, high-strength automotive safety structures that are perfectly suited for the SOLO. We look forward to the impending launch of the revolutionary SOLO EV later this year.”

With an MSRP of $18,500, the SOLO EV is a trend-setting all-electric, single-seat vehicle expected to revolutionize the commuting, delivery and shared mobility experience. To be one of the first to own a SOLO, please reserve yours online by visiting www.electrameccanica.com.

About ElectraMeccanica Vehicles Corp.
ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles. The company’s flagship vehicle is the innovative purpose built; single-seat electric vehicle called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Safe Harbor Statement
Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Company Contact:
Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Source: ElectraMeccanica Vehicles Corp.

Released April 7, 2020